Exhibit 21.0

Subsidiaries of the Registrant

Banc of California, Inc. was incorporated in March 2002 as a Maryland Corporation. It is headquartered at 18500 Von Karman Avenue, Suite 1100 Irvine, CA 92612. There are 3 subsidiaries of the Company:

Banc of California, National Association is a national bank established in 1941 and serving the Southern California region. Banc of California, National Association is headquartered in Irvine California at 18500 Von Karman Avenue, Suite 1100 Irvine, CA 92612

The Palisades Group, LLC is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940. The Palisades Group, LLC is headquartered in Irvine California at 18500 Von Karman Avenue, Suite 1100 Irvine, CA 92612

PTB Property Holdings LLC is the asset holding company of Banc of California, Inc. and was established in 2011 as a California based LLC.